                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 0)*

                        THE NEW SOUTH AFRICA FUND, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $ .001
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   64880R101
           --------------------------------------------------------
                                 (CUSIP Number)

                James J. Greenberger, Esq., 180 N. LaSalle St.,
                Ste. 2700, Chicago, IL 60601 (312)346-1300
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               July 19, 1994
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 11 Pages

CUSIP No. 64880R101                    13D                 Page 2 of 11 Pages


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                        HERMES INVESTMENT MANAGEMENT LIMITED
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*

                                      AF
- -------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to   / /
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

                                UNITED KINGDOM
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power              870,850
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              870,850
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                 0
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                 870,850
- -------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                    18.3%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

                                     IA
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 64880R101                    13D                 Page 3 of 11 Pages


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                        HERMES PENSIONS MANAGEMENT LIMITED
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*

                                      AF
- -------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to   / /
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

                                UNITED KINGDOM
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                 0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                 0
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                 870,850
- -------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                    18.3%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

                                     IA
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 64880R101                    13D                 Page 4 of 11 Pages


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                            BT PENSION SCHEME
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*

                                      WC
- -------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to   / /
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

                                UNITED KINGDOM
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                 0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                 0
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                 351,400
- -------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                    7.4%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

                                     EP
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 64880R101                    13D                 Page 5 of 11 Pages


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                        POST OFFICE STAFF SUPERANNUATION SCHEME
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*

                                      WC
- -------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to   / /
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

                                UNITED KINGDOM
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                 0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                 0
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                 506,550
- -------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                    10.6%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

                                     EP
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 64880R101                    13D                 Page 6 of 11 Pages


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                        POST OFFICE PENSION SCHEME
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*

                                      WC
- -------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to   / /
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

                                UNITED KINGDOM
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                 0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                 0
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                 12,900
- -------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                    0.3%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

                                     EP
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Schedule 13D                  Page 7 of 11 Pages

                         THE NEW SOUTH AFRICA FUND INC.
                             (CUSIP No. 64880R101)

         REPORTING GROUP:  HERMES INVESTMENT MANAGEMENT LIMITED
                           HERMES PENSIONS MANAGEMENT LIMITED
                           BT PENSION SCHEME
                           POST OFFICE STAFF SUPERANNUATION SCHEME
                           POST OFFICE PENSION SCHEME

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock of The New South Africa Fund Inc., par value $.001 per share. The principal executive offices of The New South Africa Fund Inc. is located at 245 Park Avenue, New York, NY 10167


ITEM 2.  IDENTITY AND BACKGROUND

     The persons filing this statement are Hermes Investment Management Limited ("Hermes Investment"), Hermes Pensions Management Limited ("Hermes Pensions"), the BT Pension Scheme ("BT"), the Post Office Staff Superannuation Scheme ("POSS"), and the Post Office Pension Scheme ("POPS"; BT, POSS and POPS being hereafter collectively referred to as the "Schemes"). The Schemes are each employee pension funds organized under the laws of the United Kingdom. Hermes Investment and Hermes Pensions are companies organized under the laws of the United Kingdom. Hermes Pensions was, prior to March 31, 1995, known as Postel Investment Management Limited and was jointly owned by BT and POSS. On March 31, 1995, Hermes Pensions became a wholly-owned subsidiary of BT and Hermes Investment was organized as a wholly-owned subsidiary of Hermes Pensions. The sole business of Hermes Pensions and Hermes Investment is managing the investments of the Schemes. The principal offices of each of the reporting persons is located at Standon House, 21 Mansell Street, London E1 8AA, United Kingdom. During the last five years none of the reporting persons has been convicted of any criminal offense or has been subject to any judgment, decree or final order relating to federal or state securities laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All funds used to make the purchases reported on this form were obtained from the working capital the Schemes. Prior to the purchases reported on this form, Hermes Pensions had acquired 42,600 shares of the common stock of the issuer for the account of BT and 130,900 shares of the common stock of the issuer for the account of POSS.

                               Schedule 13D                  Page 8 of 11 Pages


ITEM 4.  PURPOSE OF TRANSACTION

     All purchases reported on this form were made for investment purposes only. None of the reporting persons has any plans or proposals which relate to or would result in any of the actions or events described in subsections
(a) through (j) of Item 4.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Based upon the issuer's proxy statement, filed April 10, 1995, the reporting persons believe that approximately 4,757,169 shares of the common stock of the issuer are outstanding. The aggregate number and percentage of the class of securities reported on beneficially owned by the reporting persons is as follows:

Reporting Person                  Number of Shares                Percentage
- ----------------                  ----------------                ----------

Hermes Investment                     870,850                       18.3%

Hermes Pensions                       870,850                       18.3%

BT                                    351,400                        7.4%

POSS                                  506,550                       10.6%

POPS                                   12,900                        0.3%

     (b) Hermes Investment has the sole power to vote and the sole power to direct the disposition of all of the securities beneficially owned by the reporting persons, comprising 870,850 shares of the common stock of the issuer.

     (c) Hermes Investment (or, prior to March 31, 1995, Hermes Pensions) made the following purchases of common stock of the issuer for the account of the indicated beneficiary through brokers in New York and London. No sales were made during the period referenced below; reductions (indicated in brackets) refer to reallocations of interest in the reported on securities held by Hermes Investment between and among the Schemes:

Date              BT             POSS            POPS            Price
- ----              --             ----            ----            -----

07/19/94        29,250          21,200                           $13.50

07/22/94        29,000          21,000                           $13.135

07/29/94        20,000                                           $13.00

                               Schedule 13D                  Page 9 of 11 Pages



08/25/94                        40,800                           $13.375

10/04/94        11,600           8,400                           $13.25

10/12/94                                        20,500           $13.60

10/13/94                                        60,000           $13.70

10/14/94                                        30,500           $13.75

11/09/94                        12,000                           $14.375

11/30/94        20,000                                           $14.125

12/09/94        30,000                                           $13.875

12/20/94        78,000          17,000                           $14.875

12/22/94                        61,400                           $15.125

01/11/95        50,000                                           $14.125

03/06/95       (84,450)         84,450                           $15.42+

03/28/95        30,100          27,100                           $14.125

05/04/95                        30,000                           $15.00

11/24/95        45,000          23,600         (68,600)          $17.28+

11/27/95        32,800          17,200                           $15.375

11/30/95        17,500          11,500         (29,000)          $18.33+

+ Internal reallocation of interest between the Schemes; no consideration paid.

     (d)  Not applicable.

     (e)  Not applicable.

                               Schedule 13D                  Page 10 of 11 Pages



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to Investment Management Agreements between Hermes Investment and each of BT and POSS, and a Novation Deed between and among Hermes Investment, Hermes Pensions and POPS (with respect to an earlier investment management agreement between Hermes Pensions and POPS), each dated March 31, 1995, Hermes Investment acts as an investment advisor to the Schemes and has sole voting power and power to direct the disposition of securities acquired for their benefit by Hermes Investment. Hermes Pensions is a wholly-owned subsidiary of BT and Hermes Investment is a wholly-owned subsidiary of Hermes Pensions.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.

                               Schedule 13D                  Page 11 of 11 Pages



                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 1996


HERMES INVESTMENT                          HERMES PENSIONS
MANAGEMENT LIMITED                         MANAGEMENT LIMITED

By:  /s/ F.W Le Grice                      By:  /s/ F.W. Le Grice
    ---------------------------                ---------------------------
Title:  Company Secretary                  Title:  Company Secretary


BT PENSION SCHEME                          POST OFFICE STAFF
                                           SUPERANNUATION SCHEME


By:  /s/ illegible                         By:  /s/ M.C. Duncombe
    ---------------------------                ---------------------------
Title:  Secretary                          Title:  Chief Executive


POST OFFICE PENSION SCHEME


By:  /s/ M.C. Duncombe
    ---------------------------
Title:  Chief Executive